United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

Marine Delaitre

General Counsel – Gas, Renewables & Power

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons TotalEnergies SE
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 24,027,461
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,027,461
11		Aggregate Amount Beneficially Owned by Each Reporting Person 24,027,461
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.3 per cent. [1]
14		Type of Reporting Person CO

[1]	Percentage calculated based on (i) a denominator comprised of (a) 549,127,404 ordinary shares, no par value (the "Ordinary Shares"), of Maxeon Solar Technologies, Ltd. (the "Issuer") issued and outstanding as of July 19, 2024, according to information provided by the Issuer to the Reporting Person as of July 24, 2024 (the "Outstanding Share Count"), plus (b) the "Issuable Shares" as defined under (ii)(b) immediately below, and (ii) a numerator based on (a) 8,000,931 Ordinary Shares held by the above Reporting Person plus (b) 16,026,530 Ordinary Shares (the "Issuable Shares") that would be issuable upon the conversion of the Issuer's Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the "Notes") issued to the above Reporting Person's wholly-owned subsidiary on July 5, 2024, pursuant to that certain indenture dated as of June 20, 2024 (the "Indenture"), by and among the Issuer, the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation, at the applicable conversion rate and conversion adjustment for the Conversion Consideration (as defined in the Indenture) as if the Notes were converted as of July 5, 2024. The number of Issuable Shares depends upon the conversion formula set forth in the Indenture, and the actual number of Issuable Shares issuable on any given date is a fluctuating figure that may ultimately be a larger number or smaller number on the actual date of conversion.

Explanatory Note

This Amendment No. 5 (this "Amendment No. 5") to Schedule 13D amends the Schedule 13D of the Reporting Person that was initially filed on September 8, 2020 (the "Initial Filing") with the SEC, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 1, 2022 ("Amendment No. 1"), by Amendment No. 2 to Schedule 13D filed with the SEC on May 23, 2023 ("Amendment No. 2"), by Amendment No. 3 to Schedule 13D filed with the SEC on July 9, 2024 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D filed with the SEC on July 15, 2024 ("Amendment No. 4," and together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Amended Filing"), relating to the Ordinary Shares of the Issuer. Information reported in the Amended Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5 (together with the Amended Filing, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Amended Filing.

This Amendment No. 5 is being filed to report the decrease in the percentage of Ordinary Shares of the Issuer beneficially owned by the Reporting Person since the previous reporting date on account of an increase in the Outstanding Share Count from the Amended Filing as a result of conversions of the Notes into Ordinary Shares by certain holders of the Notes pursuant to the Indenture and the exercise of a warrant to purchase Ordinary Shares by certain investors of the Issuer unrelated to the Reporting Person.

In furtherance thereof, it amends and restates portions of Items 2 and 5 of the Amended Filing. Except as set forth herein, there are no changes to the Schedule 13D.

Item 2.             Identity and Background.

This Amendment No. 5 amends and restates Items 2(d) and 2(e) of the Amended Filing as set forth below:

During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its respective directors or executive officers (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.             Interest in Securities of the Issuer.

This Amendment No. 5 amends and restates Items 5(a), 5(b) and 5(e) of the Amended Filing as set forth below:

(a) and (b)       The information set forth in rows 7 through 13 (and related footnotes) of the cover page for the Reporting Person of this Amendment No. 5 is incorporated herein by reference into this Item 5.

(e)            As of the date hereof, the Reporting Person ceased to beneficially own more than five percent of the Ordinary Shares. This Amendment No. 5 constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2024

TOTALENERGIES SE

By:	/s/ Marine Delaitre
Name:	Marine Delaitre
Title:	Duly Authorized Representative